EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2014

(In thousands)

Earnings
Net income before minority interest	$65,255
Equity earnings	(7,306)
Income distribution from equity investees	5,762
Minority interest in pretax income	(3,300)
Amortization of capitalized interest	396
Federal and state income taxes	39,570
Fixed charges	16,433
Total Earnings as Defined	$116,810

Fixed Charges
Interest expense on long-term debt and other	$14,151
Interest on rentals*	667
Amortization of debt issuance costs	525
AFUDC - borrowed funds	1,090
Total Fixed Charges	$16,433

Ratio of Earnings to Fixed Charges	7.11X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.